As Filed With the Securities and Exchange Commission on November 21, 2005
SEC File _____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Initial Filing

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GARPA RESOURCES, INC.
(Name of Small Business Issuer in its Charter)

Nevada	**1000**	**20-0716175**
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

5411 Calderwood Crescent
Richmond, British Columbia
Canada, V7C 3G2
Telephone: (604) 681-0209
Facsimile: (604) 687-4670

(Address and telephone number of principal executive offices and principal place of business)

Agent for Service:	**With a Copy To:**
Gary Schellenberg	Joseph I. Emas
Garpa Resources, Inc.	1224 Washington Avenue
5411 Calderwood Crescent	Miami Beach, Florida
Richmond, British Columbia	33139
Canada, V7C 3G2	
Telephone: (604) 681-0209	Telephone: (305) 531-1174
Facsimile: (604) 687-4670	Facsimile: (305) 531-1274

Approximate Date of Proposed Sale to the Public:
As soon as practicable and from time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box   [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box   [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box   [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box   [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box   [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be registered	Dollar Amount To Be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee [1]
Common Stock	3,075,000	$153,750.00	$0.05	$153,750.00	$18.10

[1] Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee based on a bona fide estimate of the maximum offering price.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Dated November 21, 2005

Prospectus

GARPA RESOURCES, INC.

3,075,000 Shares of Common Stock

The selling shareholders named in this prospectus are offering all of our shares of common stock through this prospectus. We will not receive any proceeds from this offering.

We are a startup exploration stage company without operations.

Our common stock is not presently traded on any market or securities exchange. The selling shareholders are required to sell our shares at $0.05 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

This investment involves a high degree of risk see "Risk Factors" on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

Prospectus Summary

The following summary is a shortened version of more detailed information, exhibits and financial statements appearing elsewhere in this prospectus. Prospective investors are urged to read this prospectus in its entirety.

We are a startup exploration stage company without operations, and we are in the business of gold exploration. There is no assurance that a commercially viable deposit exists on our mining claims. Additional exploration will be required before a final evaluation as to the economic and legal feasibility of our mining claims can be determined.

On March 7, 2005, we acquired two mining claims from an independent prospector named Jaroslav Ruza for $10,000. Under the Ontario Mining Act, title to Ontario mining claims can only be held by individuals or Canadian corporations. Because of this regulation, our President is holding the mining claims in trust for us until we can determine whether there are commercially viable gold deposits on any of our mining claims. If we determine that there is a commercially viable gold deposit on any of our mining claims, we will incorporate a Canadian subsidiary to hold title to the claims and our President will transfer the mining claims to the subsidiary. The transfer will be at no cost to us, other than the costs associated with the incorporation of the Canadian subsidiary.

The mining claims were staked by Jaroslav Ruza on June 9, 2003, and acquired by us on March 7, 2005. The mining claims are in the Red Lake Mining District, Ontario, Canada. The claim numbers are KRL1248309 and KRL1248362 and are adjacent to each other. Each claim is twelve claim units and in the province of Ontario a claim unit equates to approximately 16 hectares. This means that the total area of our mining claims is 384 hectares or approximately 950 acres.

The only known work on the mining claims consists of a ground magnetic survey organized by us in May of 2005, which identified a linear lower trading across the property. We spent $12,500 on the survey which was carried out by SJ Geophysics Ltd. of Delta, British Columbia, Canada on our behalf.

Our consulting geologist Jim Chapman has written a report dated October 30, 2005, providing us with recommendations of how we should explore our claims. The potential economic significance of the mining claims is that according to our consulting geologist's report, our mining claims are located in an area of historical and ongoing high grade gold production, as well as historical base metal production from several belts which host numerous mines and mineral deposits throughout the Canadian Shield. These facts indicate there is potential to locate gold in the area and our mining claims have been largely unexplored.

The mining claims are situated in the Red Lake Mining District, northwestern Ontario, 25 miles southeast of Red Lake. Road access is possible to claim KRL1248362 via an old logging road from the Snake Falls road off Highway 105. Access to KRL1248309 is possible only on foot or by helicopter. There is no electrical power that can be utilized on the claims other than electrical power that can be provided by gas or diesel generators that we would bring on site.

Gary Schellenberg is our sole director and officer and has over twenty years experience in the area of mineral exploration. Mr. Schellenberg owns 45% of our outstanding common stock.

Our objective is to conduct exploration activities on our mining claims to assess whether the claims have any commercially viable gold deposits. **Until we can validate otherwise, the claims are without known reserves and we have planned a three phase program to explore our claims.** Access to the claims is restricted to the period of May 1 to November 15 of each year due to snow in the area. This means that our exploration activities are limited to a period of about six and a half months per year. The following table summarizes the three phases of our planned exploration program.

Phase Number	Planned Exploration Activities	Time table
Phase One	Ground Magnetometer Survey Start	Complete
Phase Two	Ground Magnetometer Survey Complete	Between May 1, 2006 to June 9, 2006
Phase Three	Mapping, Geophysical Survey, Sampling	Between May 1, 2007 to November 15, 2007

If our exploration activities indicate that there are no commercially viable gold deposits on our mining claims we will abandon the claims and stake one or more new claims to explore in Canada. We will continue to stake and explore claims in Canada as long as we can afford to do so.

To date we have raised $56,250 via three offerings completed in March 2004, March 2005 and June 2005. The following table summarizes the date of offering, the price per share paid, the number of shares sold and the amount raised for these three offerings.

Closing Date of Offering	Price Per Share Paid	Number of Shares Sold	Amount Raised
March 2004	$0.001	2,500,000	$2,500
March 2005	$0.01	2,500,000	$25,000
June 2005	$0.05	575,000	$28,750

We have no revenues, have achieved losses since inception, have no operations, have been issued a going concern opinion by our auditors and rely upon the sale of our securities to fund operations.

Name, Address, and Telephone Number of Registrant

Garpa Resources, Inc.
5411 Calderwood Crescent
Richmond, B.C.
Canada, V7C 3G2

Tel: (604) 681-0209

The Offering

Securities Offered	Being up to 3,075,000 shares of common stock. The shares of common stock are being offered by selling shareholders and not our company.
Offering Price	The selling shareholders will sell our shares at $0.05 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiate prices. We determined this offering price arbitrarily based upon the last sale of our common stock to investors.
Terms of the Offering	The selling shareholders will determine when and how they sell the common stock offered in this prospectus. We will pay for the expenses associated with the offering which we estimate to be $15,520. Refer to "Plan of Distribution".
Termination of the Offering	The offering will conclude when all of the 3,075,000 shares of common stock have been sold, the shares no longer need to be registered to be sold or we decide to terminate the registration of shares.
Securities Issued And to be Issued	5,575,000 shares of our common stock are issued and outstanding as of the date of this prospectus. All of the common stock to be sold under this prospectus will be sold by existing shareholders.
Use of Proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholders. The funds that we raised through the sale of our common stock were used to cover administrative and professional fees such as accounting, legal, geologist, technical writing, printing and filing costs.

Summary Financial Information

The tables and information below are derived from our audited financial statements of the year-ended August 31, 2005. We have working capital of $28,533 as at August 31, 2005.

Financial Summary	August 31, 2005 $	August 31, 2004 $
Cash	33,257	2,378
Total Assets	33,309	2,378
Total Liabilities	4,776	1,276
Total Liabilities and Stockholder's Equity	33,309	2,378

Statement of Operations	Accumulated From February 11, 2004 (Date of Inception) to August 31, 2005 $	For the Year Ended August 31, 2005 $	From February 11, 2004 (Date of Inception) to August 31, 2004 $
Revenue	–	–	–
Net Loss For the Period	(41,217)	(35,319)	(5,898)
Net Loss per Share		(0.01)	–

The book value of our company's outstanding common stock is $0.01 per share as at August 31, 2005.

Risk Factors

An investment in our common stock involves a number of significant risks. You should carefully consider the following material risks and uncertainties in addition to other information in this prospectus before purchasing shares of our common stock. Our business, operating results, and financial condition could be seriously harmed due to any of the following material risks. The risks described below are not the only ones facing our company. There could be additional risks not presently known to us that may impair our business operations. If our business is impaired or fails, you could lose all or part of your investment.

If we do not obtain additional financing, our business plan will fail.

Our current operating funds are estimated to be sufficient to complete Phase Two of our planned exploration program on our KRL1248309 and KRL1248362 mining claims. However, we will need to obtain additional financing in order to complete our business plan. Our business plan calls for significant expenses in connection with the exploration of our mining claims. We have not made arrangements to secure any additional financing.

Our failure to make required work expenditures could cause us to lose title to the mining claims.

In order to retain title to the mining claims we are required to perform exploration work of CDN$4,800 on each mining claim for total expenditures of CDN$9,600 by June 9, 2006. If we fail to make and file the required expenditures we will lose title to the mining claims.

Because we have only recently commenced business operations, we face a high risk of business failure and this could result in a total loss of your investment.

We have not completed exploration of our mining claims, and thus have no way to evaluate the likelihood whether we will be able to operate our business successfully. We were incorporated on February 11, 2004 and to date have been involved primarily in organizational activities, obtaining financing, purchasing our mining claims and, commencing an initial magnetic survey on our claims. We have not earned any revenues and we have never achieved profitability as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in the light of problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. We have no history upon which to base any assumption as to the likelihood that our business will prove successful, and we can provide no assurance to investors that we will generate any operating revenues or ever achieve profitable operations.

Because we have only recently commenced business operations, we expect to incur operating losses for the foreseeable future.

We have never earned any revenue and we have never been profitable. Prior to completing exploration on our KRL1248309 and KRL1248362 mining claims, we may incur increased operating expenses without realizing any revenues from our claims causing us to incur operating losses for the foreseeable future. If our operating losses continue for a sustained period our business may fail.

If we do not find a joint venture partner for the continued development of our mining claims, we may not be able to advance exploration work.

If the results of our Phase Two exploration program are successful, we may try to enter a joint venture agreement with a partner for the further exploration and possible production on our mining claims. We would face competition from other junior mineral resource exploration companies who have properties that a potential joint venture partner my deem to be attractive in terms of potential return and investment cost. In addition, if we entered into a joint venture agreement, we would likely assign a percentage of our interest in our mining claims to the joint venture partner. If we are unable to enter into a joint venture agreement with a partner our business may fail.

Because of the speculative nature of mineral exploration, there is substantial risk that no commercially viable gold deposits will be found and our business will fail.

Exploration for gold is a speculative venture involving substantial risk. We can provide investors with no assurance that our KRL1248309 and KRL1248362 mining claims contain commercially viable gold deposits. The exploration program that we will conduct on our claims may not result in the discovery of commercially viable gold deposits. Problems such as unusual and unexpected rock formations and other conditions are involved in gold exploration often result in unsuccessful exploration efforts. In such a case, we may be unable to complete our business plan and our business may fail.

Because of the inherent dangers involved in gold exploration, there is a risk that we may incur liability or damages as we conduct our business.

The search for gold involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. We currently have no such insurance nor do we expect to get such insurance for the foreseeable future. If a hazard were to occur, the costs of rectifying the hazard may exceed our asset value and cause us to liquidate all our assets causing our business to fail.

Because access to our mining claims is often restricted by inclement weather, we will be delayed in our exploration and any future mining efforts.

Access to our KRL1248309 and KRL1248362 mining claims is restricted to the period between May 1 and November 15 of each year due to snow in the area. As a result, any attempts to visit, test, or explore the mining claims are largely limited to these six and a half months of the year when weather permits such activities. These limitations can result in significant delays in exploration efforts, as well as mining and production in the event that commercial amounts of minerals are found. Such delays can result in our inability to meet deadlines for exploration expenditures as defined by the Province of Ontario and could cause our business to fail unless we can meet deadlines.

As we undertake exploration of our mining claims, we will be subject to compliance of government regulation that may increase the anticipated time and cost of our exploration program.

There are several governmental regulations that materially restrict the exploration of minerals. We will be subject to the mining laws and regulations as contained in the Mineral Act of the Province of Ontario as we carry out our exploration program. We may be required to obtain work permits, post bonds and perform remediation work for any physical disturbance to the land in order to comply with these regulations. While our planned exploration program budgets for regulatory compliance, there is a risk that new regulations could increase our time and costs of doing business and prevent us from carrying out our exploration program.

If we do not obtain clear title to the mining claims, our business may fail.

Under Ontario law, title to Ontario mining claims can only be held by individuals or Canadian corporations. Since we are a Nevada corporation we are not legally allowed to hold claims in the province of Ontario. Our mining claims are being held in trust for us by our President since he is an individual. If we confirm economically viable deposits of gold on any of our mining claims we will incorporate a Canadian subsidiary to hold title the mining claims and our President will transfer the claim to the subsidiary. Until we can confirm viable gold deposits, our President is holding the claim in trust for us by means of a trust agreement. However, there could be situations such as the death of our President that could prevent us from obtaining clear title to the mining claims. If we are unable to obtain clear title to the mining claims our business may fail.

Because market factors in the mining business are out of our control, we may not be able to market any minerals that may be found.

The mining industry, in general, is intensely competitive and we can provide no assurance to investors even if gold is discovered that a ready market will exist from the sale of any gold found. Numerous factors beyond our control may affect the marketability of gold. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our not receiving an adequate return on invested capital and may cause our business to fail.

Because we hold a significant portion of our cash reserves in United States dollars, we may experience weakened purchasing power in Canadian dollar terms.

We hold a significant portion of our cash reserves in United States dollars. Due to foreign exchange rate fluctuations, the value of these United States dollar reserves can result in both translation gains or losses in Canadian dollar terms. If there was to be a significant decline in the United States dollar versus the Canadian Dollar, our US dollar purchasing power in Canadian dollars would also significantly decline. We have not entered into derivative instruments to offset the impact of foreign exchange fluctuations.

Our auditors have expressed substantial doubt about our ability to continue as a going concern.

The accompanying financial statements have been prepared assuming that we will continue as a going concern. As discussed in Note 1 to the financial statements, we were recently incorporated on February 11, 2004, and we do not have a history of earnings, and as a result, our auditors have expressed substantial doubt about our ability to continue as a going concern. Continued operations are dependent on our ability to complete equity or debt financings or generate profitable operations. Such financings may not be available or may not be available on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty.

There is no liquidity and no established public market for our common stock and it may prove impossible to sell your shares.

There is presently no public market in our shares. While we intend to contact an authorized OTC Bulletin Board market maker for sponsorship of our securities, we cannot guarantee that such sponsorship will be approved and our stock listed and quoted for sale. Even if our shares are quoted for sale, buyers may be insufficient in numbers to allow for a robust market, it may prove impossible to sell your shares.

If the selling shareholders sell a large number of shares all at once or in blocks, the value of our shares would most likely decline.

The selling shareholders are offering 3,075,000 shares of our common stock through this prospectus. They must sell these shares at a fixed price of $0.05 until such time as they are quoted on the OTC Bulletin Board or other quotation system or stock exchange. Our common stock is presently not traded on any market or securities exchange, but should a market develop, shares sold at a price below the current market price at which the common stock is trading will cause that market price to decline. Moreover, the offer or sale of large numbers of shares at any price may cause the market price to fall. The amount of common shares owned by the selling shareholder's described in this prospectus represent approximately 55% of the common shares currently outstanding.

Use of Proceeds

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

Determination of Offering Price

The selling shareholders are required to sell our shares at $0.05 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

Dilution

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

Selling Shareholders

The selling shareholders named in this prospectus are offering all of the 3,075,000 shares of the common stock offered through this prospectus. These shares were acquired from us in the following private placements:

1. 2,500,000 shares of our common stock that the selling shareholders acquired from us in an offering the was exempt from registration under Regulation S of the Securities Act of 1933 and was completed on March 15, 2005; and

2. 575,000 shares of our common stock that the selling shareholders acquired from us in an offering the was exempt from registration under Regulation S of the Securities Act of 1933 and was completed on June 30, 2005.

The shares were sold solely by our President to his close friends and close business associates under exemptions provided in Canada and Regulation S. There was no private placement agent or others who were involved in placing the shares with the selling shareholders.

The following table provides as of the date of this prospectus information regarding the beneficial ownership our our common stock held by each of the selling shareholders, including:

1. the number of shares owned by each before the offering
2. the total number of shares that are to be offered for each
3. the total number of shares that will be owned by each upon completion of the offering; and
4. the percentage owned by each upon completion of the offering.

Name of Selling Shareholder	Shares Owned Before the Offering	Total Number of Shares to be Offered for the Security Holder's Account	Total Shares Owned After the Offering is Complete	Percentage of Shares Owned After the Offering is Complete
Dawn Allegretto	25,000	25,000	Nil	Nil
Christopher Basil[1]	25,000	25,000	Nil	Nil
Robert Basil[1]	250,000	250,000	Nil	Nil
Sheryl Beaudoin	25,000	25,000	Nil	Nil
Jerry Bella	25,000	25,000	Nil	Nil
Eileen Browne	25,000	25,000	Nil	Nil
Kenneth Chang	25,000	25,000	Nil	Nil
Jude Da Silva	25,000	25,000	Nil	Nil
June Denbigh	250,000	250,000	Nil	Nil
Bernard Dewonck	250,000	250,000	Nil	Nil
John Fraser	25,000	25,000	Nil	Nil
Mark Harris[2]	25,000	25,000	Nil	Nil
John Harris[2]	25,000	25,000	Nil	Nil
Andrew Hogg[3]	25,000	25,000	Nil	Nil
Rosemary Hogg[3]	25,000	25,000	Nil	Nil
Bruno Kasper	25,000	25,000	Nil	Nil
Peter Keegan[4]	25,000	25,000	Nil	Nil
Ron Keegan[4]	25,000	25,000	Nil	Nil

Name of Selling Shareholder	Shares Owned Before the Offering	Total Number of Shares to be Offered for the Security Holder's Account	Total Shares Owned After the Offering is Complete	Percentage of Shares Owned After the Offering is Complete
Kei Chun Lau	250,000	250,000	Nil	Nil
Teresa Laumen	250,000	250,000	Nil	Nil
Shirley Lim	25,000	25,000	Nil	Nil
Bruce Lock	25,000	25,000	Nil	Nil
Maureen Morrison	250,000	250,000	Nil	Nil
James Newman	250,000	250,000	Nil	Nil
Joan Nielsen[5]	25,000	25,000	Nil	Nil
Mike Nielsen[5]	25,000	25,000	Nil	Nil
Sabatino Rematore	25,000	25,000	Nil	Nil
Elmer Schellenberg[6]	250,000	250,000	Nil	Nil
Ralph Shearing	250,000	250,000	Nil	Nil
Adrian Smallwood	25,000	25,000	Nil	Nil
Chris Varila	250,000	250,000	Nil	Nil
Leonard Voon	25,000	25,000	Nil	Nil
Robert Young	25,000	25,000	Nil	Nil
Total	3,075,000	3,075,000		

Footnotes:

[1] Christopher Basil, the owner of 25,000 shares of our common stock, is the brother of Robert Basil, the owner of 25,000 shares of our common stock. Each of these shareholders has no beneficial interest in the other party's respective holdings.

[2] Mark Harris, the owner of 25,000 shares of our common stock, is the brother of John Harris, the owner of 25,000 shares of our common stock. Each of these shareholders has no beneficial interest in the other party's respective holdings.

[3] Andrew Hogg, the owner of 25,000 shares of our common stock, is the husband of Rosemary Hogg, the owner of 25,000 shares of our common stock. As such, beneficial ownership of each such party may be attributed to the other party.

[4] Peter Keegan, the owner of 25,000 shares of our common stock, is the brother of Ron Keegan, the owner of 25,000 shares of our common stock. Each of these shareholders has no beneficial interest in the other party's respective holdings.

[5] Mike Nielsen, the owner of 25,000 shares of our common stock, is the husband of Joan Nielsen, the owner of 25,000 shares of our common stock. As such, beneficial ownership of each such party may be attributed to the other party.

[6] Elmer Schellenberg, the owner of 250,000 shares of our common stock, is the uncle of Gary Schellenberg, our Sole Director and President. Each of these shareholders has no beneficial interest in the other party's respective holdings.

Other than detailed in the footnotes above, we are not aware of any family relationships among selling shareholders.

Except as indicated above, the named shareholders beneficially own and have sole voting and investment power over all shares or rights to these shares. The numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold. There percentages are based on 5,575,000 shares of common stock outstanding on the date of this prospectus. The selling shareholders named in this prospectus are offering a total of 3,075,000 shares of common stock which represents 55% of our outstanding common stock on the date of this prospectus.

Except as indicated above, none of the selling shareholders or their beneficial owners:

- has attributed beneficial ownership to any other selling shareholder as far as we are aware;
- has attributed beneficial ownership to any member of our management;
- has had a material relationship with us other than as a shareholder at any time within the past three years;
- has ever been one of our officers or directors; or
- are broker-dealers or affiliates of broker-dealers.

Plan of Distribution

The selling shareholders may sell some or all of their common stock in one or more transactions, including block transactions:

1. On such public markets or exchanges as the common stock may from time to time be trading;
2. In privately negotiated transactions;
3. Through the writing of options on the common stock;
4. In short sales; or
5. In any combination of these methods of distribution.

No public market currently exists for our shares of common stock. We intend to contact an authorized OTC Bulletin Board market maker for sponsorship of our securities on the OTC Bulletin Board. The OTC Bulletin Board is a securities market but should not be confused with the NASDAQ market. OTC Bulletin Board companies are subject to far less restrictions and regulations than are companies traded on the NASDAQ market. However there is no assurance that we can be traded on the OTC Bulletin Board and the NASD, which regulates the OTC Bulletin Board, has applied to the SEC to allow additional restrictions and requirements upon the part of OTC Bulletin Board securities. We currently do not meet either the existing requirements or the proposed additional restrictions and requirements of the OTC Bulletin Board, and we cannot assure you that we will ever meet these requirements.

The selling shareholders are required to sell our shares at $0.05 per share until our shares are quoted on the OTC Bulletin Board. Thereafter, the sales price offered by the selling shareholders to the public may be:

1. The market price prevailing at the time of sale;
2. A price related to such prevailing market price; or
3. Such other price as the selling shareholders determine from time to time.

The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144. A description of the selling limitations defined by Rule 144 can be located on page 33 of this prospectus.

The selling shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholders, or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholders. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. If applicable, the selling shareholders may distribute shares to one or more of their partners who are unaffiliated with us. Such partners may, in turn, distribute such shares as described above. We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders.

If our selling shareholders enter into arrangements with brokers or dealers, as described above, we are obligated to file a post-effective amendment to this registration statement disclosing such arrangements, including the names of any broker dealers acting as underwriters.

We are bearing all costs relating to the registration of the common stock. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The selling shareholders must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

1. Not engage in any stabilization activities in connection with our common stock;
2. Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and
3. Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.

Penny Stock Rules

The Securities Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stock for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his or her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in our company will be subject to rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which:

• contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
• contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements;
• contains a brief, clear, narrative description of a dealer market, including "*bid*" and "*ask*" prices for penny stocks and the significance of the spread between the bid and ask price;
• contains a toll-free telephone number for inquiries on disciplinary actions;
• defines significant terms in the disclosure document or in the conduct of trading penny stocks; and
• contains such other information and is in such form (including language, type, size, and format) as the Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer:

• with bid and offer quotations for the penny stock;
• the compensation of the broker-dealer and its salesperson in the transaction;
• the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
• monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling those securities.

Regulation M

During such time as we may be engaged in a distribution of any of the shares we are registering by this registration statement, we are required to comply with Regulation M. In general, Regulation M precludes any selling security holder, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a "*distribution*" as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods. Regulation M also defines a "*distribution participant*" as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. We have informed the selling shareholders that the anti-manipulation provisions of Regulation M may apply to the sales of their shares offered by this prospectus, and we have also advised the selling shareholders of the requirements for delivery of this prospectus in connection with any sales of the common stock offered by this prospectus.

Legal Proceedings

We have no legal proceedings that have been or are currently being undertaken for or against us nor are any contemplated.

Directors, Executive Officers, Promoters and Control Persons

The sole Director and Officer currently serving our Company is as follows:

Name	Age	Positions Held and Tenure
Gary Schellenberg	47	President, Chief Financial Officer and Director since February 11, 2004

The sole Director named above will serve until the next annual meeting of the stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated.

Biographical information

Gary Schellenberg

Mr. Schellenberg has acted as our sole Director and Officer since our inception on February 11, 2004. Mr. Schellenberg is active in three other public companies on the TSX Venture Exchange in Canada and one private company. Mr. Schellenberg commits approximately ten hours per week of his time to our business. Mr. Schellenberg graduated from the University of British Columbia in 1981 and acquired a Bachelors of Science in Geology.

Mr. Schellenberg is involved in the following three public companies that are actively listed on the on the TSX Venture Exchange in Canada. He acts a Director and President of TNR Gold Corp and has done so since August of 1990. At TNR Gold, he is responsible for overseeing all business operations. TNR Gold, has several exploration projects with two in Alaska and twelve in Argentina. Additionally, he acts as a Director of Argent Resources Ltd. and has done so since November of 1997. Argent Resources has two exploration projects in Canada. And finally, he acts as a Director of New Word Resources Corp. and has done so since March 2003. New World has two exploration projects with one in Mexico and the other in Canada.

Mr. Shellenberg is also the Founder, Director and President of Coast Mountain Geological Ltd and has been involved with Coast Mountain since April 1987. At Coast Mountain, he is responsible for overseeing all business operations. Coast Mountain supplies exploration and geological consulting services for its clients. These clients are generally exploration companies searching for valuable minerals at various locations around the world.

During the last five years, Mr. Schellenberg was also a Director and President of Secureview Systems Inc. (formerly International Comstock Exploration Ltd.) from December 1997 to August 2003. At International Comstock, he was responsible for overseeing all business operations. International Comstock had one exploration project in Canada and was not successful in locating a commercially viable mineral property.

Significant Employees and Consultants

We have no significant employees other than Mr. Schellenberg who is our sole Director and Officer. For our accounting requirements we utilize the consulting services of Lancaster & David, Chartered Accountants of Vancouver, Canada to assist in the preparation of our interim financial statements in accordance with accounting principles generally accepted in the United States.

Conflicts of Interested

Mr. Schellenberg is involved in four other active businesses besides ours. We do not have any agreements in place with Mr. Schellenberg to deal with any conflicts of interest with his other business interests. We are relying on Mr. Schellenberg's ethics to deal with such situations. Mr. Schellenberg has caused us to develop a Financial Code of Ethics that he is expected to adhere to. This Financial Code of Ethics is filed as an exhibit to the registration statement.

Audit Committee Financial Expert

We do not have a financial expert serving on an audit committee. We do not have an audit committee because we are a start-up exploration company and have no revenue.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the date of this registration statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding common stock of our company.

Title of Class	Name and Address of Beneficial Owner	Number of Shares Owned Beneficially	Percent of Class Owned Prior To This Offering
Common Stock	Gary Schellenberg President, Principal Financial Officer, Principal Accounting Officer and Director 5411 Calderwood Crescent Richmond, BC Canada, V7C 3G2	2,500,000	45%

Title of Class	Security Ownership of Management	Number of Shares Owned Beneficially	Percent of Class Owned Prior To This Offering
Common Stock	All executive officers and directors as a group	2,500,000	45%

The percent of class is based on 5,575,000 of common stock issued and outstanding as of October 31, 2005.

The person listed is the sole Director and Officer of our company and has full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or a group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

Description of Securities

General

Our authorized capital stock consists of 75,000,000 shares of common stock at a par value of $0.001 per share.

Common Stock

As at the date of this prospectus 5,575,000 shares of common stock are issued and outstanding and held by 34 shareholders of record. In the opinion of our securities lawyer, all of this common stock has been validly issued, is fully paid and is non-assessable.

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of a majority of shares of common stock issued and outstanding, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate prorata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no preemptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

As of the date of this prospectus, there is no preferred stock issued or authorized.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Warrants

As of the date of this prospectus, there are no outstanding warrants to purchase our securities. We may, however, issue warrants to purchase our securities in the future.

Options

As of the date of this prospectus, there are no options to purchase our securities outstanding. We may, however, in the future grant such options and/or establish an incentive stock option plan for our directors, employees and consultants.

Convertible Securities

As of the date of this prospectus, we have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock. We may, however, issue such convertible or exchangeable securities in the future.

Nevada Anti-Takeover Laws

The provisions of the Nevada Revised Statutes (NRS) sections 78.378 to 78.3793 apply to any acquisition of a controlling interest in an certain type of Nevada corporation known as an "Issuing Corporation", unless the articles of incorporation or bylaws of the corporation in effect the tenth day following the acquisition of a controlling interest by an acquiring person provide that the provisions of those sections do not apply to the corporation, or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified.

The provisions of NRS 78.378 to NRS 78.3793 do not restrict the directors of an "Issuing Corporation" from taking action to protect the interests of the corporation and its stockholders, including, but not limited to, adopting or signing plans, arrangements or instruments that deny rights, privileges, power or authority to a holders of a specified number of shares or percentage of share ownership or voting power.

An "Issuing Corporation" is a corporation organized in the state of Nevada and which has 200 or more stockholders of record, with at least 100 of whom have addresses in the state of Nevada appearing on the stock ledger of the corporation and does business in the state of Nevada directly. As we currently have less than 200 stockholders the statute does not currently apply to us.

If we do become an "Issuing Corporation" in the future, and the statute does apply to us, our sole director Mr. Schellenberg on his own will have the ability to adopt any of the above mentioned protection techniques whether or not he owns a majority of our outstanding common stock, provided he does so by the specified tenth day after any acquisition of a controlling interest.

Interest of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest exceeding $50,000, directly or indirectly, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Joseph I. Emas, our independent legal counsel, has provided an opinion on the validity of our common stock.

The financial statements included in this prospectus have been audited by Manning Elliott LLP, Chartered Accountants, of Vancouver, Canada to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The geological report for the KRL1248309 and KRL1248362 mining claims was prepared by Jim Chapman, P. Geo., and the summary information of the geological report disclosed in this prospectus is in reliance upon the authority and capability of Mr. Chapman as a Professional Geoscientist.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the State of Nevada, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Organization Within Last Five Years

We were incorporated on February 11, 2004, under the laws of the state of Nevada. On the date of our incorporation, we appointed Gary Schellenberg as our Director. On February 11, 2004, Mr. Schellenberg was appointed President, Principal Financial Officer, Principal Accounting Officer and Secretary of our company. Mr. Schellenberg may be deemed to be our promoter. On March 7, 2005 we entered into an agreement with Jaroslav Ruza to acquire a 100% interest in the KRL1248309 and KRL1248362 mining claims located in the Red Lake Mining Division, Ontario, Canada, in consideration for $10,000. The claims are registered in the name of Mr. Schellenberg, who has executed a trust agreement whereby Mr. Schellenberg agrees to hold the claim in trust for us.

Description of Business

Business Development

We are a startup exploration stage company without operations, and we are in the business of gold exploration. There is no assurance that a commercially viable deposit exists on our mining claims. Additional exploration will be required before a final evaluation as to the economic and legal feasibility of our mining claims can be determined.

On March 7, 2005, we acquired two mining claims from an independent prospector named Jaroslav Ruza for $10,000. Under the Ontario Mining Act, title to Ontario mining claims can only be held by individuals or Canadian corporations. Because of this regulation, our President is holding the mining claims in trust for us until we can determine whether there are commercially viable gold deposits on any of our mining claims. If we determine that there is a commercially viable gold deposit on any of our mining claims, we will incorporate a Canadian subsidiary to hold title to the claims and our President will transfer the mining claims to the subsidiary. The transfer will be at no cost to us, other than the costs associated with the incorporation of the Canadian subsidiary.

The mining claims were staked by Jaroslav Ruza on June 9, 2003, and acquired by us on March 7, 2005. The mining claims are in the Red Lake Mining District, Ontario, Canada. The claim numbers are KRL1248309 and KRL1248362 and are adjacent to each other. Each claim is twelve claim units and in the province of Ontario a claim unit equates to approximately 16 hectares. This means that the total area of our mining claims is 384 hectares or approximately 950 acres.

The only known work on the mining claims consists of a ground magnetic survey organized by us in May of 2005, which identified a linear lower trading across the property. We spent $12,500 on the survey which was carried out by SJ Geophysics Ltd. of Delta, British Columbia, Canada on our behalf.

Location and Means of Access to the Mining Claims

The mining claims are situated in the Red Lake Mining District, northwestern Ontario, 25 miles southeast of Reg Lake as indicated in Map 1 below. The claims are located 5 miles northeast of Highway 105, the Red Lake Highway that connects the Red Lake district to the Trans Canada Highway. This junction occurs near Vermillion Bay some 70 miles to the south, between Dryden and Kenora. The 950 acre property is centered at 50°53' N latitude and 93°22' longitude. Road access is possible to claim KRL1248362 via an old logging road from the Snake Falls road off Highway 105. Access to KRL1248309 is possible only on foot or by helicopter.



Map 1 – Location of Garpa Mining Claims

KRL1248309 and KRL1248362 Mining Claims Description

Our KRL1248309 and KRL1248362 adjacent mining claims are unencumbered and in good standing and there are no third party conditions which affect the claim other than conditions defined by the Province of Ontario as described below. The claims together are an area of 24 units as defined by the Province of Ontario, which is equivalent to an area of 950 acres. We have no insurance covering the claim. We believe that no insurance is necessary since the claim is unimproved and contain no buildings or improvements. The claim number, registered owner number, expiry date, number of units, and work requirement as typically recorded in the Province of Ontario is as follows:

Claim Number	Registered Owner	Expiry Date	Number of Units	Work Requirement
KRL1248309	Gary Schellenberg	June 9, 2006	12 units	$4,800
KRL1248362	Gary Schellenberg	June 9, 2006	12 units	$4,800

The KRL1248309 and KRL1248362 mining claims are located in the Red Lake Mining Division, Ontario, Canada. Our consulting geologist has written a report and provided us with recommendations of how we should continue to explore our claims.

There is no assurance that a commercially viable gold deposit exists on the claims. Further exploration will be required before an evaluation as to the economic feasibility of the claims can be determined. It is our intention to incorporate a Canadian subsidiary and record the deed of ownership in the name of our subsidiary if gold is discovered on the claim and it appears that it would be economically viable to commercially mine the claim. Until we can validate otherwise, the property is without known reserves and we have planned a three phase exploration program as recommended by our consulting geologist. We have completed Phase One of this program and will continue on with Phase 2 between May 1, 2006 and June 9, 2006.

Conditions to Retain Title to KRL1248309 and KRL1248362 Mining Claims

In order to retain title to the mining claims, we are required to perform exploration work of CDN$4,800 on each mining claim for total expenditures of CDN$9,600 by June 9, 2006. Exploration work costs conducted on one claim can be assigned to the other to keep both claims in good standing as long as CDN$9,600 is spent on both claims overall.

History of Red Lake and of the KRL1248309 and KRL1248362 Mining Claims Area

The following history is summarized from the report prepared by our consulting geologist, Jim Chapman, dated October 30, 2005, concerning our mining claims which are situated to the southeast of the Red Lake gold mining camp. The history of the Red Lake gold mining camp dates back to 1897 when gold mineralization was first found on the surface. It was not rich enough to pursue at the time and it took rumors of a silver occurrence to attract prospectors back in 1922. At that time, claims were staked and gold rush ensued. By 1929 several gold mines were under construction. The 1929 stock market crash dampened exploration but rising gold prices prompted a resumption of work by 1931. The early 1940's saw gold producing mines in the area with all activity ceasing in 1943 due to Word War II. Activity resumed in 1949 and gold has been mined from the area until present day by a number of mining companies.

Our mining claims are located a distance of approximately 25 miles southeast from the operating mine. The potential economic significance of the mining claims is that according to our consulting geologist's report, our mining claims are located in an area of historical and ongoing high grade gold production, as well as historical base metal production from several belts which host numerous mines and mineral deposits throughout the Canadian Shield. These facts indicate there is potential to locate gold in the area and our mining claims have been largely unexplored.

Our objective is to conduct exploration activities on our mining claims to assess whether the claims have any commercially viable gold deposits. **Until we can validate otherwise, the claims are without known reserves and we have planned a three phase program to explore our claims.**

Present Condition of the KRL1248309 and KRL1248362 Mining Claims

Neither our President our Consulting Geologist has been onto the mining claims. However, SJ Geophysics Ltd. has been onto the mining claims on our behalf in order to conduct a ground magnetometer survey between May 21, 2005 and May 27, 2005. SJ Geophysics reported no problems accessing the claims and was able to conduct the survey as planned other than experiencing an equipment malfunction during the survey. Satellite imagery available from Google indicates a gently sloping treed area with sparse outcropping. There is no equipment, infrastructure, or electricity on the claim.

Geology of the KRL1248309 and KRL1248362 Mining Claims

Neither our company or our Consulting Geologist is aware of any current or historical geological information with respect to our specific mining claims. Both mining claims, according to published regional mapping, appear to be underlain by diorite intrusive. A diorite intrusive is an igneous rock formation that has the potential to contain gold and other valuable minerals. **Until we can validate otherwise, the claims are without known reserves and we have planned a three phase program to explore our claims.** A review of available exploration data from public and private sources, in conjunction with the planned exploration program, will be required to substantiate an interpretation.

Competitive Conditions

The mineral exploration business is an extremely competitive industry. We are competing with many other exploration companies looking for minerals. We are one of the smallest exploration companies and a very small participant in the mineral exploration business. Being a junior mineral exploration company, we compete with other companies like ours for financing and joint venture partners. Additionally, we compete for resources such as professional geologists, camp staff, helicopters and mineral exploration supplies.

Dependence on Major Customers

We have no customers.

Intellectual Property and Agreements

We have no intellectual property such as patents or trademarks. Additionally, we have no royalty agreements or labor contracts.

Government Approvals and Regulations

We will be required to comply with all regulations defined in the Mineral Act for the Province of Ontario. The effect of these existing regulations on our business is that we are able to carry out our exploration program as we have described in this prospectus. However, it is possible that a future government could change the regulations that could limit our ability to explore our claim, but we believe this is unlikely.

Exploration Expenditures

We recognized $12,500 of exploration expenditures on our financial statements since our inception on February 11, 2004. The $12,500 amount was comprised entirely of work performed on our claims by SJ Geophysics Ltd. between May 21, 2005 and May 27, 2005. Of this $12,500 the Province of Ontario accepted and approved CDN$9,626 of work expenditures on October 13, 2005 thus keeping our claims in good standing until June 9, 2006.

Costs and Effects of Compliance with Environmental Laws

We currently have no costs to comply with environmental laws concerning our exploration program.

Employees

We do not have any employees other than Mr. Schellenberg. We intend to retain the services of independent geologists and consultants on a contract basis to conduct the exploration program on our KRL1248309 and KRL1248362 mining claims.

Reports to Security Holders

We are not required to deliver an annual report to security holders. However, we intend to voluntarily send an annual report to security holders and this annual report will include audited financial statements.

This prospectus and exhibits will be contained in a Form SB-2 registration statement that will be filed with the Securities and Exchange Commission. We will become a reporting company after this prospectus has been declared effective by the Securities and Exchange Commission ("SEC"). As a reporting company we will file quarterly, annual, beneficial ownership and other reports with the SEC. However, unless we have the requisite number of shareholders we are only obliged to report to the SEC for one year.

You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330. Since we are an electronic filer, the easiest way to access our reports is through the SEC's Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Management's Discussion and Analysis

Plan of Operation

Exploration Plan

Our plan of operations for the next twelve months is to complete the following objectives within the time periods specified, subject to our obtaining any additional funding necessary for the continued exploration of our KRL1248309 and KRL1248362 mining claims. We have enough cash on hand to complete our Phase Two exploration program. We do not have enough funds to complete our Phase Three program which we would plan to start in the May of 2007 if the results of the Phase Two exploration program are successful. The following is a brief summary of our three phase exploration program:

1. We plan to compile and correlate data from our Phase One exploration program conducted between May 21, 2005, and May 27, 2005, and other published data. We anticipate there will be no cost for this activity since our President will conduct the compilation and correlation free of charge.

2. As recommended by our consulting geologist, we plan to implement Phase Two of our three phase exploration program. The Phase Two program will be performed to fill in a hole in the magnetic plot which was caused by an equipment problem during the Phase One survey. The Phase Two exploration program is expected to cost approximately CDN$15,000. We plan to commence the Phase Two exploration program around May 1, 2006, but before June 9, 2006.

3. We will review the results of the Phase Two exploration program in Fall of 2006. If we are able to identify favorable magnetic indicators we will plan and conduct a Phase Three program. The cost of the Phase Three program has not been fully estimated since we are awaiting all data from Phase One and Phase Two. However, we expect the cost of Phase Three to exceed CDN$75,000. If we proceed with a Phase Three program we would do so in May 2007.

4. In the case that the Phase Three exploration program takes place, we will review Phase Three results in Fall 2007. If we are able to confirm elevated metal values at specific targets via geophysical surveying and sampling we would consider Phase Three a success and would plan for joint venture discussions with a major resource company.

As at August 31, 2005, we had a cash balance of $33,257. We have enough cash on hand to complete our Phase Two exploration program. If the Phase Two exploration program is successful will have to raise additional funds starting in January 2007 so that Phase Three exploration could commence in May 2007.

During the next 12 months, we do not anticipate generating any revenue. We anticipate that any additional funding will come from equity financing from the sale of our common stock or sale of part of our interest in the KRL1248309 and KRL1248362 mining claims. If we are successful in completing an equity financing, existing shareholders will experience dilution of their interest in our company. We do not have any financing arranged and we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund our Phase Three exploration program. In the absence of such financing, our business will fail.

We may consider entering into a joint venture partnership by linking with a major resource company to provide the required funding to complete our Phase Three exploration program. We have not undertaken any efforts to locate a joint venture partner for Phase Three. If we enter into a joint venture arrangement, we will assign a percentage of our interest our mining claims to the joint venture partner.

Based on the nature of our business, we anticipate incurring operating losses in the foreseeable future. We base this expectation, in part, on the fact that very few mining claims in the exploration stage ultimately develop into producing, profitable mines. Our future financial results are also uncertain due to a number of factors, some of which are outside our control. These factors include, but are not limited to:

- our ability to raise additional funding;
- the market price for gold;
- the results of our proposed exploration programs on the mining claims; and
- our ability to find joint venture partners for the development of our mining claim interests

Due to our lack of operating history and present inability to generate revenues, our auditors have stated their opinion that there currently exists substantial doubt about our ability to continue as a going concern.

Phase Two Exploration Cost Review

The costs described which include geologist, survey, and the technical report make up the entire cost of our Phase Two exploration program. The table below summarizes the cost estimate for the Phase Two exploration program. We expect Phase Two will be again conducted by SJ Geophysics Ltd.

Phase One Exploration Items	Cost Estimate CDN $
Geologist	3,500
HLEM/Magnetometer Survey	9,000
Technical Report	2,500
Total	**15,000**

Accounting and Audit Plan

We intend to continue to have our outside consultant assist in the preparation of our quarterly and annual financial statements and have these financial statements reviewed or audited by our independent auditor. Our outside consultant charges us approximately $1,000 to prepare our quarterly financial statements and approximately $1,250 to prepare our annual financial statements. Our independent auditor charges us approximately $1,250 to review our quarterly financial statements and approximately $4,000 to audit our annual financial statements. In the next twelve months, we anticipate spending approximately $12,000 to pay for our accounting and audit requirements.

SEC Filing Plan

We intend to become a reporting company in 2005 after our SB-2 is declared effective. This means that we will file documents with the US Securities and Exchange Commission on a quarterly basis. We expect to incur filing costs of approximately $1,000 per quarter to support our quarterly and annual filings. In the next twelve months, we anticipate spending approximately $6,000 for legal costs to pay for three quarterly filings, one annual filing, a 424B4 final prospectus filing, and a Form 8-A filing in order to complete registration our common stock.

Results of Operations

We have had no operating revenues since our inception on February 11, 2004, through to August 31, 2005. Our activities have been financed from the proceeds of share subscriptions. From our inception, on February 11, 2004, to August 31, 2005 we have raised a total of $56,250 from private offerings of our common stock.

For the period from inception on February 11, 2004, to August 31, 2005, we incurred total expenses of $41,217. These expenses included $22,526 in mineral property costs represented by the cost charged to operations for the acquisition of the KRL1248309 and KRL1248362 mining claims and our Phase One exploration program. We incurred $4,750 in professional fees. We also expensed a total of $9,000 for donated services and $4,500 for donated rent both provided by our President. We had general and administrative expenses of $411.

For the year ended August 31, 2005, we incurred total expenses of $35,319. These expenses included $22,500 in mineral property costs represented by the cost charged to operations for the acquisition of the KRL1248309 and KRL1248362 mining claims and our Phase One exploration program. We incurred $3,500 in professional fees during the period. We also expensed a total of $6,000 for donated services and $3,000 in donated rent both provided by our President. We had general and administrative expenses of $319.

For the period from inception, February 28, 2004 to August 31, 2004, we incurred total expenses of $5,898. These expenses included $26 in mineral property costs represented by the cost charged to operations for our President to obtain a client number in the Province of Ontario. We incurred $1,250 in professional fees during the period. We also expensed a total of $3,000 for donated services and $1,500 for donated rent both provided by our President. We had general and administrative expenses of $122.

Liquidity and Capital resources

At August 31, 2005, we had a cash balance of $33,257.

There are no assurances that we will be able to achieve further sales of our common stock or any other form of additional financing. If we are unable to achieve the financing necessary to continue our plan of operations, then we will not be able to continue our exploration of the KRL1248309 and KRL1248362 mining claims and our business will fail.

Off-balance sheet arrangements

We have no off-balance sheet arrangements including arrangements that would effect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Forward-looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in this Risk Factors section and elsewhere in this prospectus.

Description of Property

Our executive offices are located at 5411 Calderwood Crescent, Richmond, British Columbia, Canada, V7C 3G2. Our President, Gary Schellenberg, currently provides this space to us free of charge. This space may not be available to us free of charge in the future.

We also have two mining claims located in the Red Lake Mining Division, Ontario, Canada as described in the section "Description of Business".

Certain Relationships and Related Transactions

On June 14, 2004 our sole Director and Officer, Gary Schellenberg acquired 2,500,000 shares of our common stock at a price of $0.001 for proceeds of $2,500.

In return for Mr. Schellenberg holding the KRL1248309 and KRL1248362 mining claims in trust for us, we have agreed to make payments on behalf of Mr. Schellenberg to keep the claims on good standing with the Province of Ontario. We anticipate the amount of the payments to be made on behalf of Mr. Schellenberg to be CDN $9,600 on or before June 9, 2006.

Mr. Schellenberg donates services and rent to us that are recognized on our financial statements. From inception on February 11, 2004 to August 31, 2005, we recognized a total of $9,000 for donated services at $500 per month and $4,500 for donated rent at $250 per month.

Except as noted above, none of the following parties has, since our inception on February 11, 2004, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

- Any of our directors or officers;
- Any person proposed as a nominee for election as a director;
- Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
- Any of our promoters;
- Any relative or spouse of any of the foregoing persons who has the same house as such person.

The promoter of our company is Gary Schellenberg. Except for the transactions with Mr. Schellenberg noted above, there is nothing of value to be received by each promoter, either directly or indirectly, from us. Additionally, except for the transactions noted above, there have been no assets acquired or are any assets to be acquired from each promoter, either directly or indirectly, from us.

Market for Common Equity and Related Stockholder Matters

No Public Market for our Common Stock

There is presently no public market for our common stock. We anticipate seeking sponsorship for the trading of our common stock on the OTC Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares will be traded on the OTC Bulletin Board or, if traded, that a public market will materialize.

Holders of Our Common Stock

As of the date of this registration statement, we had 34 registered shareholders.

Rule 144 Shares

In addition to the shares covered by this prospectus, a total of 2,500,000 shares of our common stock are available for resale to the public after March 18, 2005, in accordance with the volume and trading limitations of Rule 144 of the Act. In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

1. 1% of the number of shares of the company's common stock then outstanding which, in our case, will equal approximately 57,500 shares as of the date of this prospectus; or

2. the average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.

Under Rule 144(k), a person who is not one of the company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of the date of this prospectus, persons who are our affiliates hold 2,500,000 of the shares that will be eligible for Rule 144 sales. These persons would, however, be subject to the volume limitations discussed above and would not become eligible to use Rule 144(k) until at least three months after resigning as an officer and director, and then only if they retained less than 10% of the aggregate amount of common shares then outstanding.

Registration Rights

We have not granted registration rights to the selling shareholders or to any other person.

Dividends

There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1. we would not be able to pay our debts as they become due in the usual course of business; or

2. our total assets would be less than the sum of our total liabilities, plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends. We do not plan to declare any dividends in the foreseeable future.

Executive Compensation

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our Officer for all services rendered in all capacities to us for the fiscal periods indicated.

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts	
					Restricted Stock Awards ($)	Securities Underlying Options/SARS (#)	LTIP Payouts ($)	
Gary Schellenberg, President[1]	2004[2]	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gary Schellenberg, President	2005[3]	Nil	Nil	Nil	Nil	Nil	Nil	Nil

[1] Appointed President on February 11, 2004
[2] For the period from inception on February 11, 2004 to August 31, 2004
[3] For the period from September 1, 2004 to August 31, 2005

None of our directors have received monetary compensation since our inception to the date of this prospectus. We currently do not pay any compensation to our directors serving on our board of directors.

Stock Option Grants

We have not granted any stock options to the executive officers since our inception on February 11, 2004.

Employment Agreements

Currently, we do not have an employment agreement or consulting agreement with Mr. Schellenberg and we do not pay any salary to him. There is an understanding between our company and Mr. Schellenberg that he will work for us at no cost. He will not be compensated for past, current, or future work.

Financial Statements

Garpa Resources, Inc.
(An Exploration Stage Company)

August 31, 2005



MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600   Fax: 604. 714. 3669   Web: manningelliott.com

<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Directors and Stockholders of
Garpa Resources Inc. (An Exploration Stage Company)

We have audited the accompanying balance sheets of Garpa Resources Inc. (An Exploration Stage Company) as of August 31, 2005 and 2004 and the related statements of operations, cash flows and stockholders' equity for the year ended August 31, 2005 and the period from February 11, 2004 (Date of Inception) to August 31, 2004 and accumulated for the period from February 11, 2004 to August 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garpa Resources Inc. (An Exploration Stage Company) as of August 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended August 31, 2005 and the period from February 11, 2004 (Date of Inception) to August 31, 2004 and accumulated for the period from February 11, 2004 to August 31, 2005, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues and has incurred a loss from operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ *"Manning Elliott LLP"*

CHARTERED ACCOUNTANTS

Vancouver, Canada
October 17, 2005

Garpa Resources Inc.
(An Exploration Stage Company)
Balance Sheets
(Expressed in US dollars)

	August 31, 2005 $	August 31, 2004 $
ASSETS		
Current Assets		
Cash	33,257	2,378
Due from related party (Note 3)	52	–
Total Assets	33,309	2,378
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	26	26
Accrued liabilities	4,750	1,250
Total Liabilities	4,776	1,276
Contingencies and Commitments (Notes 1 and 4)		
Stockholders' Equity		
Common Stock, 75,000,000 shares authorized, $0.001 par value 5,575,000 shares (August 31, 2004 – 2,500,000 shares) issued and outstanding	5,575	2,500
Additional Paid in Capital	50,675	–
Donated Capital (Note 3)	13,500	4,500
Deficit Accumulated During the Exploration Stage	(41,217)	(5,898)
Total Stockholders' Equity	28,533	1,102
Total Liabilities and Stockholders' Equity	33,309	2,378

(The accompanying notes are an integral part of the financial statements)

Garpa Resources Inc.
(An Exploration Stage Company)
Statements of Operations
(Expressed in US dollars)

	Accumulated From February 11, 2004 (Date of Inception) to August 31, 2005 $	For the Year Ended August 31, 2005 $	From February 11, 2004 (Date of Inception) to August 31, 2004 $
Revenue	–	–	–
Expenses			
Donated rent (Note 3)	4,500	3,000	1,500
Donated services (Note 3)	9,000	6,000	3,000
General and administrative	441	319	122
Mineral property costs (Note 4)	22,526	22,500	26
Professional fees	4,750	3,500	1,250
Total Expenses	41,217	35,319	5,898
Net Loss	(41,217)	(35,319)	(5,898)
Net Loss Per Share – Basic and Diluted		(0.01)	–
Weighted Average Shares Outstanding		3,755,000	2,065,000

(The accompanying notes are an integral part of the financial statements)

Garpa Resources, Inc.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in US dollars)

	Accumulated From February 11, 2004 (Date of Inception) to August 31, 2005 $	For the Year Ended August 31, 2005 $	From February 11, 2004 (Date of Inception) to August 31, 2004 $
Cash Flows Used in Operating Activities			
Net loss	(41,217)	(35,319)	(5,898)
Adjustments to reconcile net loss to cash			
Donated services and expenses	13,500	9,000	4,500
Change in operating assets and liabilities			
Increase in accounts payable & accrued liabilities	4,776	3,500	1,276
Net Cash Used in Operating Activities	(22,941)	(22,819)	(122)
Cash Flows From Financing Activities			
Advances to a related party	(52)	(52)	–
Proceeds from issuance of common stock	56,250	53,750	2,500
Net Cash Flows Provided by Financing Activities	56,198	53,698	2,500
Increase in Cash	33,257	30,879	2,378
Cash - Beginning of Period	–	2,378	–
Cash - End of Period	33,257	33,257	2,378
Supplemental Disclosures			
Interest paid	–	–	–
Income taxes paid	–	–	–

(The accompanying notes are an integral part of the financial statements)

Garpa Resources, Inc.
(An Exploration Stage Company)
Statement of Stockholders' Equity
For the Period from February 11, 2004 (Date of Inception) to August 31, 2005
(Expressed in US dollars)

	Common Stock #	Amount $	Additional Paid-in Capital $	Donated Capital $	Deficit Accumulated During the Exploration Stage $	Total $
Balance – February 11, 2004 (Date of Inception)	–	–	–	–	–	–
Issuance of common stock for cash at $.001/share	2,500,000	2,500	–	–	–	2,500
Donated services and expenses	–	–	–	4,500	–	4,500
Net loss	–	–	–	–	(5,898)	(5,898)
Balance – August 31, 2004	2,500,000	2,500	–	4,500	(5,898)	1,102
Issuance of common stock for cash						
at $.01/share	2,500,000	2,500	22,500	–	–	25,000
at $.05/share	575,000	575	28,175	–	–	28,750
Donated services and expenses	–	–	–	9,000	–	9,000
Net loss	–	–	–	–	(35,319)	(35,319)
Balance – August 31, 2005	5,575,000	5,575	50,675	13,500	(41,217)	28,533

(The accompanying notes are an integral part of the financial statements)

Garpa Resources Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
August 31, 2005

1. Exploration Stage Company

The Company was incorporated in the State of Nevada on February 11, 2004. The Company is an Exploration Stage Company, as defined by Statement of Financial Accounting Standard ("SFAS") No.7 "*Accounting and Reporting for Development Stage Enterprises*". The Company's principal business is the acquisition and exploration of mineral resources. The Company has not presently determined whether its properties contain mineral reserves that are economically recoverable.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never generated revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at August 31, 2005, the Company has accumulated losses of $41,217 since inception. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company plans to file an SB-2 Registration Statement with the United States Securities and Exchange Commission to register 3,075,000 shares of common stock for resale by existing stockholders of the Company at $0.05 per share until the shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices. The Company will not receive any proceeds from the resale of shares of common stock by the selling stockholders.

2. Summary of Significant Accounting Policies

   a) Basis of Presentation

   These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company's fiscal year-end is August 31.

   b) Use of Estimates

   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   c) Basic and Diluted Net Income (Loss) Per Share

   The Company computes net income (loss) per share in accordance with SFAS No. 128, "*Earnings per Share*". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

   d) Comprehensive Loss

   SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at August 31, 2005 and 2004, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

   e) Cash and Cash Equivalents

   The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

   f) Mineral Property Costs

   The Company has been in the exploration stage since its formation on February 11, 2004 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition and exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

   g) Financial Instruments

   Financial instruments, which include cash, accounts payable and accrued liabilities, were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company's operations are in Canada, which results in exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

   h) Income Taxes

   Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 "*Accounting for Income Taxes*" as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

   i) Foreign Currency Translation

   The Company's functional and reporting currency is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated in accordance with SFAS No. 52 "*Foreign Currency Translation*", using the exchange rate prevailing at the balance sheet date. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

   j) Recent Accounting Pronouncements

   In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, "Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3". SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

   In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

Garpa Resources Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
August 31, 2005

2. Summary of Significant Accounting Policies (continued)

    j)   Recent Accounting Pronouncements (continued)

        In December 2004, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment". SFAS 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

        In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 ("SAB 107") to give guidance on the implementation of SFAS 123R. The Company will consider SAB 107 during implementation of SFAS 123R.

3. Related Party Balances/Transactions

    a)   During the year ended August 31, 2005, the Company recognized a total of $6,000 for donated services at $500 per month and $3,000 for donated rent at $250 per month provided by the President of the Company. During the period from inception (February 11, 2004) to August 31, 2004, the Company recognized a total of $3,000 for donated services and $1,500 for donated rent provided by the President of the Company.

    b)   At August 31, 2005, the Company is owed $52 from the President of the Company for cash advances. This amount is unsecured, non interest bearing, and has no specific terms for repayment.

    c)   During the year ended August 31, 2005, the Company entered into a trust agreement with the President of the Company. Refer to Note 4.

4. Mineral Properties

    The Company entered into an Agreement dated March 7, 2005 to acquire a 100% interest in two Red Lake Mining Division Mining Claims located South of Otter Lake, Ontario, Canada, in consideration for $10,000. The claims are registered in the name of the President of the Company, who has executed a trust agreement whereby the President agreed to hold the claims in trust on behalf of the Company.

5. Common Shares

    a)   On March 18, 2004, the Company issued 2,500,000 founder shares to the President at a price of $0.001 per share for cash proceeds of $2,500.

    b)   On March 15, 2005, the Company issued 2,500,000 common shares pursuant to a private placement at a price of $0.01 per share for cash proceeds of $25,000.

    c)   On June 30, 2005, the Company issued 575,000 common shares pursuant to a private placement at a price of $0.05 per share for cash proceeds of $28,750.

Garpa Resources Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
August 31, 2005

6. Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has net operating losses of $27,700, which commence expiring in 2025. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years. For the years ended August 31, 2005 and 2004, the valuation allowance established against the deferred tax assets increased by $9,205 and $490, respectively.

The components of the net deferred tax asset at August 31, 2005 and 2004 and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are scheduled below:

	August 31, 2005 $	August 31, 2004 $
Net Operating Losses	27,700	1,400
Statutory Tax Rate	35%	35%
Effective Tax Rate	–	–
Deferred Tax Asset	9,695	490
Valuation Allowance	(9,695)	(490)
Net Deferred Tax Asset	–	–

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Since inception on February 11, 2004, there were no disagreements with our accountants on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure. In addition, there were no reportable events as described in Item 304(a)(1)(iv)(B)1 through 3 of Regulation S-B that occurred within our two most recent fiscal years and the subsequent interim periods.

Available Information

We have filed a registration statement on Form SB-2 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement and does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of the company and are not necessarily complete. We refer you to our registration statement and each exhibit attached to it for a more complete description of matters involving the company. You may inspect the registration statement and exhibits and schedules filed with the Securities and Exchange Commission at the Commission's principle office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the Commission. Our registration statement and the referenced exhibits can also be found on this site.

We are not currently subject to the Securities Exchange Act of 1934 and currently are not required to, and do not, deliver annual, quarterly or special reports to shareholders. We will not deliver such reports to our shareholders until after, and if, this offering is declared effective by the SEC. Once such effectiveness is granted, if ever, we will deliver annual reports to securities holders containing audited financial statements as well as complying with other SEC and state filing requirements.

Dealer Prospectus Delivery Obligation

Until [180 days from the effective date of this prospectus], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II - Information Not Required In Prospectus

Indemnification of Directors and Officers

As permitted by Nevada law, our Articles of Incorporation provide that we will indemnify our directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been directors or officers of us, unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.

Exclusion of Liabilities

Pursuant to the laws of the State of Nevada, our Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 7-106-401 of the Nevada Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right, which a director may have to be indemnified, and does not affect any director's liability under federal or applicable state securities laws.

Disclosure of Commission position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the State of Nevada, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Other Expenses of Issuance and Distribution

The estimated costs of this offering are as follows:

SEC Registration Fee	$20
Legal Fees and Expenses	$5,000
Accounting Fees and Expenses	$2,500
Auditor Fees and Expenses	$4,000
Electronic Filing Fees	$2,000
Printing Costs	$500
Courier Costs	$500
Transfer Agent Fees	$1,000
Total	**$15,520**

All amounts are estimates other than the SEC Registration Fee. We are paying all expenses listed above. None of the above expenses of issuance and distribution will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Recent Sales of Unregistered Securities

As of August 31, 2005 we have sold 5,575,000 shares of unregistered securities. All of these 5,575,000 shares were acquired from us in private placements that were exempt from registration under Regulation S of the Securities Act of 1933 and were sold to Canadian residents.

The shares include the following three offerings:

1. On March 18, 2004, we issued 2,500,000 shares of common stock at a price of $0.001 per share for cash proceeds of $2,500 to our President; and

2. On March 15, 2005 we issued 2,500,000 shares of common stock to ten non-affiliate Canadian residents at a price of $0.01 per share for cash proceeds of $25,000; and

3. On June 30, 2005 we issued 575,000 shares of common stock to twenty three non-affiliate Canadian residents at a price of $0.05 per share for cash proceeds of $28,750.

With respect to all of the above offerings, we completed the offerings of the common stock pursuant to Rule 903 of Regulation S of the Act on the basis that the sale of the common stock was completed in an "offshore transaction", as defined in Rule 902(h) of Regulation S. We did not engage in any directed selling efforts, as defined in Regulation S, in the United States in connection with the sale of the units. Each investor represented to us that the investor was not a U.S. person, as defined in Regulation S, and was not acquiring the shares for the account or benefit of a U.S. person. The subscription agreement executed between us and the investor included statements that the securities had not been registered pursuant to the Act and that the securities may not be offered or sold in the United States unless the securities are registered under the Act or pursuant to an exemption from the Act. The investor agreed by execution of the subscription agreement for the common stock: (i) to resell the securities purchased only in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an exemption from registration under the Act; (ii) that we are required to refuse to register any sale of the securities purchased unless the transfer is in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an exemption from registration under the Act; and (iii) not to engage in hedging transactions with regards to the securities purchased unless in compliance with the Act. All securities issued were endorsed with a restrictive legend confirming that the securities had been issued pursuant to Regulation S of the Act and could not be resold without registration under the Act or an applicable exemption from the registration requirements of the Act.

Each investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

Exhibits

Exhibit Number	Description
3.1	Articles of Incorporation
3.2	By-Laws
5.1	Opinion and Consent of Lawyer Joseph I. Emas
10.1	Property Agreement
10.2	Trust Agreement
14.1	Financial Code of Ethics
23.1	Consent of Independent Auditor
23.2	Consent of Geologist

Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

   a) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

   b) Reflect in our prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Not withstanding the foregoing, any increase or decrease if the securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) 230.424(b) of this chapter if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

   c) Include any additional or changed material information on the plan of distribution.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

   Insofar as indemnification for liabilities arising under that Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

   In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against the public policy as expressed in the Securities Act, and a will be governed by the final adjudication of such issue.

Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Richmond, Province of British Columbia on November 21, 2005.

Garpa Resources, Inc.

By:

_____
Gary Schellenberg
Director, President, Principal Financial Officer and Principal Accounting Officer.

In accordance with the requirements of Securities Act of 1933, this registration statement was signed by the following persons in the capacities and the dates stated:

_____
Gary Schellenberg
Director, President, Principal Financial Officer and Principal Accounting Officer
November 21, 2005